HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:	
Net loss	$ (34,849)
Items which do not affect cash:	
Depreciation	2,118
Changes in operating assets and liabilities:	
Accounts receivable	10,500
Deposits	140
Prepaid expenses	(1,261)
Accounts payable	1,924
Accrued expenses	781
Deferred revenue	(2,000)
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(22,647)
CASH (APPLIED TO) INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,089)
NET (DECREASE) IN CASH	(23,736)
CASH - BEGINNING OF YEAR	108,937
CASH - END OF YEAR	$ 85,201

See accompanying notes.